As filed with the Securities and Exchange Commission on June 20, 2000
                                      Registration Statement No. 333-_________
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------
                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                                 --------------

                      FORTUNE NATURAL RESOURCES CORPORATION
                      -------------------------------------
             (Exact Name of Registrant as specified in its charter)

           DELAWARE                                     95-4114732
 (State or other jurisdiction of           (I.R.S. Employer Identification No.)
  incorporation or organization)

       515 WEST GREENS ROAD, SUITE 720 HOUSTON, TEXAS 77067 (281) 872 1170
       -------------------------------------------------------------------
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              DEAN W. DRULIAS, ESQ.
                      FORTUNE NATURAL RESOURCES CORPORATION
                         515 WEST GREENS ROAD, SUITE 720
                              HOUSTON, TEXAS 77067
                                 (281) 872-1170
       -------------------------------------------------------------------
      (Name, address - including zip code, and telephone number, including area code, of agent for service)

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ X ]

                         CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------
 Title of Each Class     Amount         Proposed Maximum     Proposed Maximum      Amount of
 of Securities to be      to be       Offering Price(1)(2)  Aggregate Offering   Registration
    Registered         Registered           Per Share              Price              Fee

---------------------------------------------------------------------------------------------
 Common Stock
 $0.01 par value     982,132 shares           $0.75              $736,599            $205

 Common Stock
 $0.01 par value     524,167 shares           $1.50              $786,251            $219

 Common Stock
 $0.01 par value     524,164 shares           $2.25            $1,179,369            $328

--------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the amount of the registration fee.

(2) Pursuant to Rule 457(g) and (j) of the General Rules and Regulations under the Securities Act of 1933, as amended, the proposed maximum offering price per share is based upon the average of the price at which the shares were issued in February and March 2000 and the exercise prices of warrants issued in February through May 2000 which are also convertible into the shares.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

              This Registration Statement is comprised of 17 pages.
                     The Exhibit Index appears on Page S-1.

CROSS REFERENCE SHEET

ITEM IN FORM S-3                                                         LOCATION IN PROSPECTUS
----------------                                                         ----------------------

ITEM 1.   Forepart of the Registration Statement and Outside Front
          Cover Page of Prospectus....................................   Cover Page, Cross-Reference Sheet,
                                                                         Outside Front Cover of Prospectus

ITEM 2.   Inside Front and Outside Back Cover Pages of Prospectus.....   Inside Front and Outside Back Cover
                                                                         Pages of Prospectus

ITEM 3.   Summary Information, Risk Factors and Ratio of Earnings to
           Fixed Charges..............................................   As Applicable: Cover Page, Fortune

ITEM 4.   Use of Proceeds.............................................   Use of Proceeds

ITEM 5.   Determination of Offering Price.............................   Not Applicable

ITEM 6.   Dilution....................................................   Not Applicable

ITEM 7.   Selling Security Holders....................................   Plan of Distribution

ITEM 8.   Plan of Distribution........................................   Plan of Distribution

ITEM 9.   Description of Securities to be Registered..................   Incorporation of Information by
                                                                         Reference

ITEM 10.  Interests of Named Experts and Counsel......................   Experts

ITEM 11.  Material Changes............................................   Fortune

ITEM 12.  Incorporation of Certain Information by Reference...........   Incorporation of Information by
                                                                         Reference

ITEM 13.  Disclosure of SEC Position on Indemnification for
           Securities Act Liabilities.................................   Plan of Distribution



                              2,030,463 S H A R E S

                      FORTUNE NATURAL RESOURES CORPORATION
                         (COMMON STOCK - $.01 PAR VALUE)
                         ------------------------------


      The shares of Fortune common stock, $.01 par value covered by this prospectus may be offered for sale from time to time by certain selling shareholders of Fortune Natural Resources Corporation. Fortune will not receive any proceeds from the sale of shares by the selling shareholders.

      The selling shareholders include persons or entities who, in February through May 2000, acquired shares and warrants convertible into shares of Fortune common stock in a private placement under Regulation D and who received common stock as a premium for the conversion of their notes into common stock. (SEE "PLAN OF DISTRIBUTION.")

      The expenses incurred in registering these shares, including legal and accounting fees, will be paid by Fortune. To Fortune's knowledge, the selling shareholders have made no arrangement with any brokerage firm for the sale of these shares. The selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended. Any commissions received by a broker or dealer in connection with resale of theses shares may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. The common stock is listed on the over-the-counter bulletin board. On June 19, 2000, the closing price of the common stock was $0.70 per share.

      These shares of common stock have not been registered for sale under the securities laws of any state or other jurisdiction as of the date of this Prospectus. Brokers or dealers effecting transactions in the common stock should confirm the registration of the common stock under the securities laws of states in which such transactions occur or the existence of an exemption from such registration, or should cause such registration to occur in connection with any offer or sale of the common stock.

      Investment in the common stock entails certain risks. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                      ------------------------------------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


--------------------------------------------------------------------------------
               Price to Public    Underwriting Discount  Proceeds to Company(1)
               ---------------    --------------------   -------------------

   Per share          N/A                 N/A                   $N/A
   Total            $ N/A                 N/A                   $N/A

--------------------------------------------------------------------------------

(1) None. All proceeds will be received by the selling shareholders, who will bear all commissions payable to brokers or dealers in connection with the sale of shares. Fortune will bear all costs of the offering estimated at $10,000.

                         ------------------------------


              The date of this Prospectus is ______________, 2000.

                             ADDITIONAL INFORMATION


       Fortune files annual, quarterly and special reports, as well as registration and proxy statements and other information, with the Securities and Exchange Commission. You may read and copy any document filed with the SEC by Fortune, including this registration statement on Form S-3 and exhibits, at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can get further information from the SEC's Public Reference Room by calling 1-800-SEC-0330. The SEC also maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies like Fortune that are filed electronically with the SEC.

      This prospectus is part of a registration statement on Form S-3 filed by Fortune with the SEC under the Securities Act of 1933 with respect to this offering of common stock. This prospectus, which is a part of the registration statement on Form S-3, does not contain all of the information filed with the SEC. For a fuller understanding of this offering, you may wish to see the complete registration statement on Form S-3 that may be obtained from the locations described above.


                    INCORPORATION OF INFORMATION BY REFERENCE


      There is hereby incorporated by reference in this prospectus and made a part hereof Fortune's (1) Annual Report on Form 10-KSB/A for the year ended December 31, 1999, (2) Quarterly Report on Form 10-QSB for the period ended March 31, 2000 and (3) Forms 8-K filed on February 8, April 12, May 16, May 18, May 31, and June 19, 2000.

      There is also hereby incorporated by reference in this prospectus and made a part hereof Fortune's Registration Statement on Form 8-A filed on September 13, 1993, which describes the common stock.

      All documents filed by Fortune pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the common stock shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

      Any statement contained in a document incorporated or to be incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein modifies, supersedes or replaces such statement. Any statements modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this prospectus.

      No person is authorized to give any information or make any representations other than those contained in the prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by Fortune. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered shares to which it relates or an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Fortune since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                                     FORTUNE


BUSINESS AND STRATEGY

      Fortune Natural Resources Corporation is an independent oil and gas company whose primary focus is exploring and developing domestic oil and gas. Fortune is active principally in areas onshore and offshore Louisiana and Texas, including the relatively shallow transition zone. It uses modern geophysical technology and advanced interpretation techniques in these areas in an attempt to make new discoveries in areas of proven historical production.

      Fortune participates generally as a non-operator of relatively small interests in a variety of exploration and development projects. We use state-of-the-art technologies, including three dimensional seismic and computer-aided exploration technology, wherever possible because we believe that these techniques have undergone important technological advances in recent years and that their use can provide us with a more accurate and complete prospect evaluation. This is intended to increase the likelihood of finding commercial quantities of oil and gas at lower average reserve finding costs.

      Our strategy is to invest in a diversified portfolio of oil and gas exploration and development properties within our areas of interest, since doing so mitigates the risks of exploration drilling. In furtherance of this strategy, Fortune has developed working relationships with other independent resource companies operating in its areas of interest and has acquired interests in exploration projects, which are currently in various stages of evaluation, acquisition and preparation for drilling.

      All of our current and proposed exploration activities involve a high degree of risk, including the risk that we will make substantial investments in properties and wells without achieving commercial production. While Fortune attempts to manage exploration risk through careful evaluation of potential investments and diversification, the company's efforts may not result in successful development of oil or gas wells.

      Fortune's principal executive offices are located at 515 West Greens Road, Suite 720, Houston, Texas 77067. Our telephone number at that address is (281) 872-1170. In 1997 Fortune changed its name from Fortune Petroleum Corporation to "Fortune Natural Resources Corporation," the name under which Fortune previously operated in Louisiana and Texas.


                                  RISK FACTORS


      This prospectus contains forward-looking statements. Forward-looking statements include statements regarding future oil and gas production and prices, future exploration and development spending, future drilling and operating plans, reserve and production potential of Fortune's properties and prospects and Fortune's business strategy. Actual events or results could differ materially from those discussed in the forward-looking statements as a result of various factors including the risk factors described below. An investment in Fortune's common stock involves a high degree of risk. You should not acquire our stock unless you can afford to lose your entire investment. As a prospective investor you should carefully consider all of the information contained in this prospectus or incorporated by reference, including the following risk factors:

RISKS ASSOCIATED WITH FORTUNE

      FORTUNE'S FINANCIAL POSITION. At March 31, 2000, Fortune had $2,295,000 of 12% subordinated convertible notes outstanding. Such convertible subordinated notes are due December 31, 2007. Fortune has realized net losses for many years, resulting in an accumulated deficit of $28 million at March 31, 2000. As a result of depleting reserves and the sale of Fortune's interest in East Bayou Sorrel in March 1998, Fortune has realized negative operating cash flows of $656,000 and $616,000 in calendar years 1999 and 1998, respectively, and $192,000 in the first quarter of 2000. In February and March 2000, Fortune took steps to improve its short term liquidity by raising $782,000 through the sale of common stock and the exercise of common stock warrants. Also during February and March 2000, $930,000 of Fortune's 12% convertible notes were converted to common stock. The remaining notes are convertible into common stock at $0.75 per share.

      Also in February 2000, the producing well at South Timbalier Block 86 was recompleted and by June 2000, was producing approximately 20 million cubic feet of gas and 100 barrels of condensate per day. Fortune owns a 3.167% overriding royalty interest, which converts to 4% after payout, in the well. At current production levels and prices, the well is expected to add significantly to Fortune's revenue and cash flow. Gas prices have also increased significantly since year end 1999 and the first quarter of 2000. Oil prices have also remained in the $26 to $30 per barrel range.

      As a result of these transactions and the higher production and prices, we believe that Fortune has the capital resources to maintain its operations over the next year. However, based on historical operating results and the uncertainties of projecting long term production and cash flows from current oil and gas prices and reserves, Fortune's cash flow could decrease again and we may not be able to repay the remaining $2,295,000 of convertible subordinated notes when they become due on December 31, 2007. We believe that Fortune's operating cash flow will continue to increase if we are successful in exploiting our inventory of projects or acquiring producing properties. However, no assurances can be given that cash flow will increase or that it will be sufficient to enable Fortune to repay the convertible subordinated notes at December 31, 2007.

      In the event that Fortune's operating cash flow decreases unexpectedly, drilling is unsuccessful or management determines to accelerate the growth plans for Fortune, we will require additional equity and debt financing to fund our continuing operations. Fortune's projections of production, cash flow and capital requirements are based upon numerous assumptions about the future, including: oil and gas prices, production decline rates, costs, absence of major operating disruptions and catastrophes, timing of projects and markets for our production. See the additional risk factors herein for a discussion of risks associated with Fortune and future projections made by us. There is no assurance that our assumptions will be accurate. If we experience significant unexpected decreases in cash flow or increases in capital requirements, and we are unable to raise capital, we will need to take other steps to maintain our viability over the next year. Those steps might include reducing overhead further, foregoing our participation in projects or selling assets. Fortune has been successful in the past in raising capital to fund its operations and/or repay debt balances substantially greater than that currently outstanding. For example, from 1995 through March 31, 2000, Fortune raised over $15 million through the issuance of common stock (most of which was raised in 1995), reduced its total debt by $4.8 million and virtually eliminated its current maturities of long-term debt. Furthermore, Fortune's debt balance at March 31, 2000 was the lowest it has been since 1991. Although there is no assurance Fortune will be successful in raising capital in the future to fund its activities, management will continue to look for opportunities to improve Fortune's financial condition.

      FORTUNE'S RELIANCE ON EXPLORATORY PROJECTS INCREASES THE RISKS INHERENT IN THE OIL AND GAS INDUSTRY. We base our decisions to participate in exploration projects on assumptions and judgments concerning the oil and gas industry, such as future oil and gas prices, competition for leases, reserves, and equipment, and our perceived risk of success. These assumptions and judgments may be speculative and are often subjective. Although we can obtain information with respect to the potential of oil or gas properties, it is impossible to determine with certainty the ultimate production potential, if any, of a particular project. Moreover, the successful completion of an oil or gas well does not insure a profit on our investment, since completion and production expenses may exceed expectations. We primarily invest in exploration projects, where the risks are substantially greater than investing in wells drilled into already producing formations. We anticipate that one or more of our next wells will be designed to test the deeper formations beneath known production in Espiritu Santo Bay. These formations have not been extensively tested to date, leaving seismic imaging and the well data from the recently drilled State Tract 210 #6 as the only data available to aid in understanding subsurface geology. The exploration risks, therefore, are higher on this project than they might be where a greater number of underground references exist. Fortune has realized less success than originally anticipated in some of its recent prospects, and we expect that a substantial number of our future projects could experience similar results.

      FORTUNE HAS INCURRED NET LOSSES FOR EACH OF THE LAST THREE years. Fortune has incurred substantial net losses in each of the last three years and during the first quarter of 2000. Although we made significant budget cuts recently, oil and gas prices remain volatile and our production has declined. This makes it likely that these losses will continue.

      FORTUNE IS NOT CURRENTLY REPLACING ALL OF ITS EXISTING reserves. Producing oil and gas reserves are depleting assets. Fortune's future cash flow and income are highly dependent on our ability to find or acquire additional reserves to replace those being currently produced. We are not adding reserves at present at the same pace at which they are being produced. Without adding additional reserves in the future, our oil and gas reserves and production will continue to decline.

      OUR REVENUE IS DEPENDENT UPON A LIMITED NUMBER OF PRODUCING WELLS. During 1999, approximately one-third of our oil and gas revenues, cash flow, and proved oil and gas reserves were accounted for by a single well at South Timbalier Block 76. In June 2000, the producing well at South Timbalier Block 86 is estimated to comprise about 50% of our cash flow from oil and gas production whereas the South Timbalier Block 76 well is now estimated to comprise less than 10%. The currently producing sand in the South Timbalier Block 86 well has been producing only since February 2000. Because of the limited production history from this zone, Fortune is unable to predict how long the current high rate will last or how long the well will produce. A significant curtailment or loss of production from the South Timbalier Block 86 well for a prolonged period before we could replace the reserves through new discoveries or acquisitions would have a material adverse effect on our projected operating results and financial condition.

      OUR NEED FOR WORKING CAPITAL MAY AFFECT OUR LEVEL OF PARTICIPATION IN VARIOUS PROJECTS. Investment in oil and gas exploration requires the commitment of substantial amounts of capital over significant periods of time. For the three-year period ended December 31, 1999, Fortune incurred approximately $9 million of capital costs in its oil and gas exploration, development and acquisition activities. It is very difficult for small-cap energy companies to raise additional funds because of the recent depressed state of the oil and gas industry. Fortune does not have sufficient liquid capital resources to participate at its existing working interest level if the operators of any of its properties propose an accelerated drilling schedule. If Fortune fails to participate in the capital expenditures for any project, its interest in that project will be substantially reduced or lost entirely.

      FORTUNE IS DEPENDENT ON OPERATORS, CONSULTANTS AND PARTNERS OVER WHOM IT HAS LITTLE CONTROL. Since we do not operate our projects, we are dependent on other oil and gas companies to conduct operations in a prudent, competent, and timely manner. Although we are actively involved in project evaluations, we often have little or no control over the manner or timing of such operations. If the operator is not prudent, we could incur additional costs to conduct remedial procedures or we could lose our investment in a property altogether. Because we employ a variety of technological approaches to our geologic, geophysical, and engineering evaluation of properties and projects, we rely heavily on outside consultants for their expertise. Fortune has no long-term agreements with such consultants, all of whom are available to other oil and gas companies, including our competitors. In the current environment of volatile oil and gas prices, our partners may determine that projects that have previously been agreed upon are no longer economically feasible. If this were to occur, projects could be delayed or cancelled. If, on the other hand, projects are accelerated because of high oil and gas prices, Fortune may not have the capital resources to participate.

      ACCOUNTING RULES MAY RESULT IN ADDITIONAL WRITE-DOWNS OF PROPERTY VALUES. We report our operations using the full-cost method of accounting for oil and gas properties. Under these rules, all exploration and development costs are capitalized. The net capitalized costs of properties may not exceed a "ceiling" limit of the tax-effected present value of estimated future net revenues from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties. This requires calculating future revenues at the unescalated prices in effect as of the end of each fiscal quarter. A write-down is required if the net capitalized costs of the properties exceed the ceiling limit, even if price declines are only temporary. The risk that we will be required to write down the carrying value of our properties increases when oil and gas prices are depressed or unusually volatile or when previously unevaluated properties carried at cost are determined to be worth less than their cost. For example, we recognized a $3.7 million impairment in 1997 and a $960,000 impairment for in 1998. As a result of continued volatile oil and gas prices, we may incur further impairments.

      OUR PROVED PROPERTIES ARE PLEDGED TO SECURE DEBT. Substantially all of our proved properties are pledged to secure our bank credit facility. If we fail to pay the principal or interest to the bank or breach the financial covenants under our credit facility, we could lose our principal producing properties. The entire principal balance of the credit facility is due January 11, 2001. Although the current balance is only $10,000, we may borrow additional amounts if the bank approves. If our operating activities are significantly curtailed or our financial position weakens significantly and we are unable to repay such debt when it is due, our properties could be seized through a foreclosure.

      THERE ARE UNINSURED RISKS IN OUR OPERATIONS THAT COULD CAUSE MATERIAL LOSSES. The operators of our projects are required to carry insurance against certain risks of oil and gas operations. We normally pay our proportionate share of the premiums for such insurance and are named as an additional insured under the policy. In addition to such insurance, we also carry insurance against operating risks such as pollution control and blowouts. However, we may not be fully insured against all risks because such insurance is not available, is not affordable, or losses may exceed policy limits.

      FORTUNE DEPENDS ON A KEY OFFICER. Fortune depends to a large extent on the abilities and continued participation of its President and Chief Executive Officer, Tyrone J. Fairbanks. The loss of Mr. Fairbanks could have a material adverse effect on Fortune. In an effort to reduce the risk, Fortune has entered into an employment agreement with Mr. Fairbanks that expires six months following a notice of termination. No such notice has been given to date. Fortune also has obtained $500,000 of key man life insurance on the life of Mr. Fairbanks.

RISKS ASSOCIATED WITH THE OIL AND GAS INDUSTRY

      OIL AND GAS PRICES ARE VOLATILE AND HAVE BEEN DEPRESSED recently. Our revenues, profitability and future rate of growth depend on prevailing market prices for oil and gas, which can be extremely volatile. In addition to market factors, actions of state and local agencies, the United States and foreign governments, and international cartels affect oil and gas prices. All of these factors are beyond our control. These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and gas. Current price levels, especially for oil, have rebounded from historically low levels but may not remain at these levels. We may not be able to produce our oil or gas on an economic basis under certain market conditions. Any additional substantial or extended decline in the price of oil and/or gas would have a material adverse effect on our financial condition and results of operations, including reduced cash flow and borrowing capacity, and could reduce both the value and the amount of Fortune's oil and gas reserves.

      FORTUNE'S PRODUCTION MAY DIFFER MARKEDLY FROM ESTIMATES OF PROVED RESERVES AND FUTURE NET REVENUES. Estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures involve many uncertainties and factors beyond our control. Fortune's proved reserves are estimates. These estimates are based upon assumptions about future production levels, future oil and gas prices and future operating costs using currently available geologic, engineering, and economic data. These assumptions may prove to be incorrect over time. As assumptions change or actual results differ from projections, the quantity of proved reserves may be revised downward or upward. In addition, different engineers, or the same engineers at different times, may arrive at significantly different estimates of proved reserves for a particular property and different classifications of such reserves by risk category.

      OIL AND GAS LEASES MAY BE SUBJECT TO DIFFERING AND ADVERSE INTERPRETATIONS. We lease all of our oil and gas properties from third parties under various oil and gas lease contracts. There are many versions of oil and gas leases in use. We acquired our properties, in most cases, from other companies who first entered into leases with the landowners. These leases generally call for annual rental payments and the payment of a percentage royalty on the oil and gas produced. Courts in many states have interpreted oil and gas leases to include various implied covenants, including an implied obligation to develop the lease diligently, to prevent drainage of oil and gas by wells on adjacent land, to seek markets for production, and to operate prudently according to industry standards. Leases with similar language may be interpreted quite differently depending on the state in which the property is located. We believe we and our operators have followed industry standards in interpreting our leases in the states where we operate, but those leases may still be the subject of litigation concerning the meaning of their terms. Adverse decisions could result in material costs or the loss of one or more leases.

      These leases typically have a primary term of three to five years. If a productive well is drilled, the lease is extended for the life of the production. All of the non-producing leases covering our exploration projects will expire over the next one to five years. If productive wells are not drilled on these projects before that time, the leases will terminate and we will lose our entire investment in the leases. We may not be able to drill or farm out all of our exploration leases prior to their expiration.

      WEATHER, UNEXPECTED SUBSURFACE CONDITIONS, AND OTHER UNFORESEEN OPERATING HAZARDS MAY ADVERSELY IMPACT OUR SHORT-TERM ABILITY TO CONDUCT BUSINESS. A variety of factors, including unexpected drilling conditions, equipment failures, accidents and adverse weather conditions may curtail, delay, or cancel our operations. We may encounter unexpected downhole formations or pressures, corrosive or hazardous substances, mechanical equipment failure, blowouts, cratering, or fires, any of which could result in damage to formations, producing facilities or other property, or could result in personal injuries, loss of life or environmental pollution. Any such event could result in substantial loss that could have a material adverse effect on our financial condition. In 1996 and 1997, we experienced mechanical failures of downhole equipment at Fortune's South Timbalier Block 76 well. As a result of these equipment failures, the well was shut in for approximately two months in 1996 and one month in 1997, and we incurred significant repair costs. In the past, we have also experienced temporary production shut-ins and operating delays as a result of hurricane activity in the Gulf of Mexico. Although such operational risks and hazards may to some extent be minimized, no combination of experience, knowledge and scientific evaluation can eliminate the risk of investment or assure a profit to any company engaged in oil and gas operations.

      COMPLIANCE WITH ENVIRONMENTAL AND OTHER GOVERNMENT REGULATIONS COULD BE COSTLY AND NEGATIVELY IMPACT PRODUCTION. We have never experienced a significant environmental mishap, but accidental releases of oil or natural gas could occur which could create material liability to Fortune for clean-up expenses and penalties. Numerous federal, state and local laws and regulations regulate our business. Compliance with these laws and regulations is expensive and may result in a decrease in the amount of production we obtain. For example, state conservation laws regulate the rates of production from oil and gas wells for the purpose of ensuring maximum production of the resource. Such regulations may require us to produce certain wells at less than their maximum flow rate. State law also governs the apportionment of production among property owners and producers where numerous wells may be producing from a single reservoir. Rulings in these proceedings may allocate production in a particular reservoir in a manner that decreases our share of production. Other regulations prevent us from freely conducting operations at all times during the year, such as those protecting the whooping crane habitat which occupies a portion of our Espiritu Santo Bay area of interest.

      OUR RELATIVELY SMALL SIZE MAY MAKE US LESS ABLE TO COMPETE IN THIS ECONOMIC ENVIRONMENT. The oil and gas exploration, production and acquisition business is highly competitive. A large number of companies and individuals engage in acquiring properties or drilling for oil and gas, and there is much competition for desirable oil and gas prospects and properties. There is also competition between the oil and gas industry and other industries in supplying the energy and fuel requirements of industrial, commercial, residential and other consumers. Many of our competitors have greater financial and other resources than do we. These financial resources are even more important during times when commodity prices are low, since low prices mean that we are less able to cover our fixed costs. We would like to acquire additional producing reserves to increase our cash flow and our borrowing base; however, our limited cash reserves and low stock price reduce our ability to do so.

      SHORTAGES OF SUPPLIES AND EQUIPMENT MAY INTERRUPT PRODUCTION. Our ability to conduct operations in a timely and cost effective manner is subject to the availability of oil and gas operations equipment, supplies, and service crews. The industry has recently experienced a shortage of certain types of drilling rigs and workboats in the Gulf of Mexico. This shortage has and may continue to result in delays in Fortune's operations as well as higher operating and capital costs. In recent years, low commodity prices have reduced the number of wells being drilled. This, in turn, has forced service companies to mothball or drydock significant numbers of rigs and other equipment, making shortages worse. These shortages could continue to occur from time to time, further hindering our ability to conduct operations as planned.

RISKS ASSOCIATED WITH THIS OFFERING

      THE MARKET FOR FORTUNE COMMON STOCK IS LIMITED. Fortune's common stock trades on the over-the-counter bulletin board under the symbol FPXA. Although there are currently eight firms making a market in the Fortune stock, the daily trading volume may be insufficient to allow shareholders to easily liquidate large holdings at a desirable price.

      THE NUMBER OF SHARES ELIGIBLE FOR FUTURE SALE COULD POTENTIALLY DILUTE THE PRICE OF FORTUNE STOCK. At May 31, 2000, 16,356,802 shares of our common stock were outstanding, of which 13,244,341 shares were freely tradeable and 3,112,461 shares were "restricted securities" as that term is defined in Rule 144 under the Securities Act. At that date, we also had outstanding options and private warrants to acquire 11,421,889 shares of common stock. We also had $2,295,000 of notes convertible into 3,060,004 shares of common stock, subject to adjustment. Issuing substantial additional shares or sales of substantial amounts of the common stock in the public market could adversely affect the market price of Fortune's common stock.

      FORTUNE'S STOCK PRICE MAY BE VOLATILE. The market price of our common stock may be subject to significant fluctuations in response to drilling results and the financial results of operations. Developments affecting the oil and gas industry generally, including national and international economic conditions and government regulation, could also have a significant impact on the market price of our stock. In addition, the stock market in recent years has experienced significant price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies and the price of Fortune's stock could be affected by such fluctuations.


                                 USE OF PROCEEDS

      The shares that are the subject of this Prospectus may be offered and sold from time to time by the selling shareholders. Fortune will not receive any of the proceeds of such sales by the selling shareholders. Fortune agreed to bear all expenses of registering such shares, including accounting and printing costs estimated at $10,000.

                              PLAN OF DISTRIBUTION

      Selling shareholders may offer and sell shares pursuant to this prospectus from time to time on the over-the-counter bulletin board or through individually negotiated transactions or in other ways. Fortune is not aware of any agreements that any selling shareholders may have entered into with brokers, dealers or third parties for the offer or sale of any shares. Fortune will not be a party to any such agreements nor will it participate in the negotiation or consummation of any such agreements or the offer and sale of any of the shares covered by this prospectus.

      The selling shareholders include persons or entities who, in February through May 2000, acquired shares and warrants convertible into shares of Fortune common stock in a private placement under Regulation D and who received common stock as a premium for the conversion of their notes to common stock.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in this act and is therefore unenforceable.

      The table below sets forth data on the number of shares (including shares issuable upon exercise of options, warrants or convertible securities) held by each of the selling shareholders as of May 31, 2000:

                                        MATERIAL                   SECURITIES      SECURITIES      PERCENTAGE
                                      RELATIONSHIP                OWNED BEFORE         IN           OF CLASS
           NAME                       WITH FORTUNE                  OFFERING        OFFERING(1)     OWNED(2)
------------------------------        ------------                ------------     ----------      ----------
Ackerman, Stephen & Jane, JTRS         Shareholder                      *             4,312             *
Baker, Robert                          Shareholder                      *           200,000             *
Berry, Brent W.                        Shareholder                      *            21,056             *
Blank, Barry W.                     Beneficial Owner               2,618,338         51,750           14.2%
Bouquet, Joe                           Shareholder                      *             2,875             *
Branch, Ben                            Shareholder                      *             4,800             *
Collins, John D.                       Shareholder                      *            25,000             *
Detwiler, Robert R.                    Shareholder                      *           150,000             *
Frier, Christopher                     Shareholder                      *             2,875             *
Jacobson, Richard W.                   Shareholder                      *             9,056             *
Levine, Phillip                        Shareholder                      *           128,750             *
Lyons, Robert Ted                      Shareholder                      *            40,000             *
M & C Partners, III      Affiliate of Martin Lacoff, a Director       44,718        200,000            1.5%
Mueller, Dr. Richard                   Shareholder                      *           108,034             *
Mueller, Richard                       Shareholder                      *            50,467             *
Perren, William E.                     Shareholder                      *            50,000             *
Renaissance Capital Growth          Beneficial Owner               1,061,728        460,666            9.2%
Renaissance US Growth               Beneficial Owner               1,061,728        460,666            9.2%
Robertson, Stafford                    Shareholder                      *             2,156             *
Smith, Harlan W.                       Shareholder                      *            24,000             *
TNC Incorporated                       Shareholder                      *            26,000             *
Wechsler, Stuart D.                    Shareholder                      *             8,000             *

-------------------
(1) Total includes 1,048,331 shares underlying an equal number of warrants which expire March 1, 2003, one-half of which are exercisable at each of $1.50 and $2.25. If all such warrants were exercised and the underlying shares issued, Fortune would realize proceeds of $1,965,621.

(2) Except as indicated, this information is not available to Fortune. The asterisk indicates less than 5%, calculated on available data.

                                     EXPERTS

      Fortune's financial statements as of December 31, 1999 and 1998 and for each of the years in the three year period ended December 31, 1999, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The information incorporated by reference herein with respect to net proved oil and gas reserves of Fortune at December 31, 1999, 1998 and 1997, was estimated by Huddleston & Co., Inc., independent petroleum engineers, and is incorporated by reference herein on the authority of such engineers as experts in petroleum engineering.

======================================    ======================================

         TABLE OF CONTENTS

                               Page
                               ----
                                                    2,030,463 SHARES
 Cover Page                      1

                                                      COMMON STOCK
 Additional Information          2                  ($.01 PAR VALUE)


 Incorporation of Information
   by Reference                  2

                                                     FORTUNE NATURAL
 The Company                     3                RESOURCES CORPORATION


 Risk Factors                    2


 Use of Proceeds                 8                  -----------------
                                                       PROSPECTUS
                                                    -----------------
 Plan of Distribution            9


 Experts                        10


                                                   ____________, 2000



======================================    ======================================

                                     PART II


                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.     OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The Registrant estimates that expenses in connection with the offering described in the Registration Statement will be as follows:

      Securities and Exchange Commission Registration Fee.....        $   750
      Accountants' Fees and Expenses..........................        $ 5,000
      Legal...................................................        $ 2,000
      Printing and Miscellaneous..............................        $ 2,250
                                                                      -------
             Total............................................        $10,000
                                                                      =======


ITEM 15.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Section 145 of the Delaware General Corporation Law permits the indemnification of officers, directors, employees and agents of Delaware corporations. Fortune's Certificate of Incorporation and Bylaws provide that the corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware as it may be amended from time to time, indemnify and hold harmless each person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person whom he or she is a legal representative, is or was a director or officer of Fortune or is or was serving at the request of Fortune as director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action or inaction in an official capacity or in any other capacity while serving as a director, officer, employee or agent, against all costs, charges, expenses, liabilities and losses (including attorney's fees, judgments, fines, excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators.


ITEM 16.     EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  EXHIBIT
  NUMBER     DESCRIPTION
 --------    -----------
   5.1*      Opinion of Mr. Dean W. Drulias, General Counsel of
             Registrant, regarding legality of securities

  23.1*      Consent of KPMG LLP

  23.2*      Consent of Huddleston & Co., Inc.

  23.3       Consent of Mr. Dean W. Drulias (included in Exhibit 5.1)

  24.1 Power of Attorney (included in the signature page of this Registration Statement

------------------
* Filed herewith

ITEM 17.   UNDERTAKINGS

The undersigned registrant hereby undertakes:

      (a) (1) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement:

      Provided however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in this act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer of controlling person of the registrant in the successful defense of any action, suit of proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in this act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      The Registrant. Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on June 20, 2000

                                   FORTUNE NATURAL RESOURCES CORPORATION



                                   By: /s/ Tyrone J. Fairbanks
                                       ----------------------------------
                                       Tyrone J. Fairbanks
                                       President, Chief Executive Officer
                                         and Director


                                   By: /s/ J. Michael Urban
                                       ----------------------------------
                                       J. Michael Urban
                                       Vice President, Chief Financial Officer
                                         and Chief Accounting Officer


                                POWER OF ATTORNEY

      Each person whose signature appears below constitutes and appoints Tyrone
J. Fairbanks and Dean W. Drulias, and each of them, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agent, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacities and on the dates indicated.

     Signature                   Title                   Date


/s/ Tyrone J. Fairbanks        President, Chief Executive         June 20, 2000
------------------------       Officer, and Director
Tyrone J. Fairbanks


/s/ Dean W. Drulias            Executive Vice President,          June 20, 2000
---------------------          General Counsel, Corporate
Dean W. Drulias                Secretary and Director


/s/ Barry Feiner               Director                           June 20, 2000
----------------------------
Barry Feiner


/s/ D. R. Shaughnessy          Director                           June 20, 2000
----------------------------
D. R. Shaughnessy


/s/ John E. McConnaughy, Jr.   Director                           June 20, 2000
----------------------------
John E. McConnaughy, Jr.


/s/ Martin Lacoff              Director                           June 20, 2000
----------------------------
Martin Lacoff